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                                                                     EXHIBIT 2.6

                    CONSOLIDATED AMENDMENT AND CONSENT NO. 2

                         CONSOLIDATED AMENDMENT NO. 2 TO

                  STOCK PURCHASE AGREEMENT, AGREEMENT AND PLAN
    OF MERGER AND REORGANIZATION, AND INDEMNIFICATION AGREEMENT, AND CONSENT

     THIS AMENDMENT NO. 2 TO STOCK PURCHASE AGREEMENT, AGREEMENT AND PLAN OF MERGER AND REORGANIZATION, AND INDEMNIFICATION AGREEMENT, AND CONSENT (this "AGREEMENT") is made and entered into as of October 18, 2000 by and among Suez Acquisition Company (Cayman) Limited, a limited company organized under the laws of the Cayman Islands ("SUEZ"), Seagate Technology, Inc., a Delaware corporation ("SEAGATE"), Seagate Software Holdings, Inc., a Delaware corporation ("SSHI"), VERITAS Software Corporation, a Delaware corporation ("VERITAS"), and Victory Merger Sub, Inc., a Delaware corporation ("MERGER SUB").

                                    RECITALS

     A. On March 29, 2000, Suez, Seagate and SSHI entered into a Stock Purchase Agreement (the "STOCK PURCHASE AGREEMENT") pursuant to which, among other things, Seagate and SSHI agreed to sell to Suez (or one of its Designees), and Suez agreed to purchase (or cause one of its Designees to purchase) from Seagate and SSHI, all outstanding Shares of the Sold Subsidiaries (as such terms are defined in the Stock Purchase Agreement) upon the terms and subject to the conditions set forth therein. Capitalized terms used but not otherwise defined in Article I hereof shall have the respective meanings ascribed thereto in the Stock Purchase Agreement. In April 2000, Suez, Seagate and SSHI agreed to reduce the amount stated in the definition of Required Cash under the Stock Purchase Agreement from $800,000,000 to $775,000,000. On August 29, 2000, Suez, Seagate,
SSHI, Veritas and Merger Sub entered into a Consolidated Amendment to Stock Purchase Agreement, Agreement and Plan of Merger and Reorganization, and Indemnification Agreement, and Consent (the "First Consolidated Amendment"), pursuant to which Suez, Seagate and SSHI agreed to amend certain terms of the Stock Purchase Agreement.

     B. On October 13, 2000, Suez, Seagate, SSHI, Veritas and other defendants in purported class action lawsuits currently pending in the Chancery Court in Delaware entered into a memorandum of understanding with the plaintiffs in these lawsuits regarding the settlement of those lawsuits (the "Settlement"). Suez, Seagate and SSHI desire to further amend certain terms of the Stock Purchase Agreement to reflect the Settlement, as more fully set forth herein.

     C. On March 29, 2000, Veritas, Merger Sub and Seagate entered into an Agreement and Plan of Merger and Reorganization (the "MERGER AGREEMENT") pursuant to which, among other things, upon the terms and subject to the conditions of the Merger Agreement and in accordance with Delaware Law (as defined in the Merger Agreement), Veritas and Seagate agreed to consummate the Merger. Capitalized terms used but not otherwise defined in Article II hereof shall have the respective meanings ascribed thereto in the Merger Agreement. On August 29, 2000, Veritas, Merger Sub and Seagate agreed to amend certain terms of the Merger Agreement as provided in the First Consolidated Amendment.

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     D. Veritas, Merger Sub and Seagate desire to further amend certain terms of the Merger Agreement to reflect the Settlement, as more fully set forth herein.

     E. On March 29, 2000, Veritas, Seagate and Suez entered into an Indemnification Agreement (the "Indemnification Agreement") which, among other things, sets forth certain agreements to govern various tax matters, indemnity matters and other matters that may arise in connection with the transactions contemplated by the Stock Purchase Agreement and the Merger Agreement. On August 29, 2000, Veritas, Seagate and Suez agreed to amend certain terms of the Indemnification Agreement as provided in the First Consolidated Amendment.

     F. Veritas, Seagate and Suez desire to further amend certain terms of the Indemnification Agreement to reflect the terms of the Settlement, as more fully set forth herein.

     NOW, THEREFORE, in consideration of the foregoing premises, and the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, the parties hereto hereby agree as follows:

                                    ARTICLE I

                     AMENDMENTS TO STOCK PURCHASE AGREEMENT

     Seagate, Suez and SSHI hereby agree as follows:

     1. Purchase and Sale of SSHI Shares. Section 2.2 of the Stock Purchase Agreement is amended and restated in its entirety as follows:


          "2.2 Purchase Price. The aggregate purchase price for the Shares shall be $2,050,000,000 in cash, minus the Rolled Option Value (the "Purchase Price"), plus the assumption of all Liabilities (other than Designated Liabilities) of Seller and SSHI."

     2. Corrections and Clarifications. The definition of Adjustment Amount in
Section 1.1(b) of the Stock Purchase Agreement is hereby amended to insert immediately following the language "excluding Taxes caused by or relating to the Split," the following: "and, other than as provided below, Taxes relating to the Canadian Reorganization (as defined below)".

     3. Consent. VERITAS hereby consents to the amendments to the Stock Purchase Agreement set forth in this Article I for all purposes of and under the Merger Agreement.

                                   ARTICLE II

                          AMENDMENT TO MERGER AGREEMENT

     Seagate, Merger Sub and VERITAS hereby agree as follows:

     1. Amendment to Average Veritas Stock Price Definition. The definition of "Average Veritas Stock Price" in Section 1.11(a)(iv) of the Merger Agreement hereby is amended by deleting therefrom the phrase: ", or with respect to the VP Amount, preceding the date that Veritas makes its election".

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     2. Amendment to VP Amount Definition. The definition of "VP Amount" in
Section 1.11(a)(xxxiii) of the Merger Agreement hereby is amended by deleting such definition in its entirety and replacing it with the following:

          " 'VP Amount' means either $0, $250 million or $500 million, at the election of Veritas, which election may be made at any time during the fifteen (15) consecutive trading days ending two (2) trading days immediately preceding the date of the Seagate Stockholders' Meeting."

     3. Amendment to Available Amount Definition. The definition of "Available Amount" in Section 1.11(a)(ii) of the Merger Agreement hereby is amended by deleting such definition in its entirety and replacing it with the following:

          " 'Available Amount' means an amount equal to Cash held by Seagate immediately prior to the Effective Time, including net amounts received under the OD Documents, minus the sum of (i) the VP Amount, (ii) the Estimated Tax Withholding Amount, (iii) the Reserve Amount and (iv) the Litigation Holdback Amount."

     4. Amendment to Stock Portion Definition. The definition of "Stock Portion" in Section 1.11(a)(xxvii) of the Merger Agreement hereby is amended by deleting from clause (ii)(x)(B) thereof the phrase "Average Veritas Stock Price" and substituting therefor the phrase "Average VP Veritas Stock Price".

     5. Additional Definitions. Section 1.11(a) is hereby amended by adding the following new definitions at the end thereof:

          " 'Average VP Veritas Stock Price' means the average closing price of a share of Veritas Common Stock, as reported on the Nasdaq, for the five
     (5) consecutive trading days ending the trading day immediately preceding the date that the election referred to in the definition of "VP Amount" is made.

          "Settlement Documents" means the Memorandum of Understanding signed by litigation counsel to Seagate, Veritas, Suez and the other parties thereto on October 13, 2000 setting forth the principal terms relating to the settlement of the class action litigation referred to therein, as amended by any subsequent settlement documents executed and delivered by the parties thereto.

          "Litigation Holdback Amount" means $50,000,000.

     6. TRA Amount.

          (a) Section 1.11(a)(xxxiv) of the Merger Agreement is hereby amended and restated in its entirety as follows:

             "Reserve Amount" shall mean $150 million.

          (b) The definition of "TRA Right" in Section 1.11(a)(xxi) of the Merger Agreement is hereby restated in its entirety as follows:

             " 'TRA Right' means a non-transferable right to receive from Veritas, when, as and if received by Veritas or its Affiliates, a stockholder's Pro Rata Portion of the TRA Amount as reduced pursuant to
        Section 5.15(e)(ii)(x) and (y) hereof and subject to Section 5.15(e)(i) hereof."

          (c) Section 5.15 of the Merger Agreement hereby is amended and restated in its entirety to read as follows:

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          "5.15 TRA Matters

          (a) Form. The TRA Rights shall be evidenced by a non-transferable document in form and substance reasonably satisfactory to Veritas and Seagate, and shall contain legends to the effect that they are non-negotiable instruments as well as such other legends as may be required by law. The rights of the holders of the TRA Rights to receive a distribution from the Collection Account (as defined in Section 5.15(b) hereof) shall terminate with respect to TRA Amounts on the 30(th) day after the settlement, expiration of the statute of limitations, or final determination (as defined in Section 1313(a) of the Code) with respect to the last audit, examination or contest in respect of a claim for refund, credit or amended return that would give rise to a TRA Amount. After the expiration date of the TRA Rights, any TRA Amounts received by Veritas and its Affiliates shall be the property of Veritas or such Affiliate without any obligation whatsoever to account therefor to holders of the TRA Rights; provided, however, that any TRA Amounts to be received after such expiration date in respect of any settlement, or final determination with respect to the last audit, examination or contest described in the prior sentence shall be the property of the holders of the TRA Rights and an amount of cash equal to any such TRA Amount shall be deposited in the Collection Account pursuant to Section 5.15(c) below.

          (b) Administration generally.

          (i) On or prior to the Effective Time, Seagate shall designate one or more persons (the "Administrators") who shall be responsible for overseeing collection of the TRA Amount and distributions with respect to the TRA Rights and coordinating activities with representatives of Veritas and Purchaser with respect to Seagate Taxes. Veritas and Seagate will, prior to the Effective Time, cooperate in good faith with respect to establishing procedures and structures designed to realize the aggregate value of the TRA Amount and minimize the amount of administrative costs. This may include the establishment of segregated accounts, pass-through trusts or similar devices (collectively, a "Collection Account") to receive periodic payments of cash amounts equal to the TRA Amount.

          (ii) The Administrators shall be entitled (x) to charge the Collection Account a fee of 1% for all amounts deposited therein and distributed to holders of the TRA Rights, and (y) to charge the Collection Account third-party expenses associated with administration of the TRA Rights.

          (iii) The Administrators shall pay to Veritas an amount on account of Taxes imposed on income earned on the assets held in the Collection Account, equal to 36% of all income and gain earned by the Collection Account. Such amount shall be paid no later than January 15 of each year in respect of income and gain earned in the preceding year or portion thereof during which the account is in existence.

          (c) Collection Account. Following the Effective Time, Veritas shall forward to the Collection Account (and notify the Administrators of) an amount in cash equal to any TRA Amount receipt (including the realization of any credit) by Seagate, within ten (10) business days of such receipt or, in the case of the Reserve Amount, within 2 business days of the Closing.

          (d) Interest. Any amounts in respect of the TRA Amounts not deposited in the Collection Account within the time period specified in Section 5.15(c) shall be subject to an interest charge of 8% per annum.

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          (e) Investment/Distributions. (i) Amounts deposited in the Collection
     Account shall be invested by the Administrators in short-term money markets instruments, and shall be distributed to holders of TRA Rights on each calendar quarterly end commencing with the first such day that is at least 45 days following the Closing Date (as defined in the Stock Purchase Agreement); provided, however, the amount available for distribution exceeds $5.0 million. Notwithstanding the immediately preceding sentence, the Administrators shall not distribute to the holders of the TRA Rights any amounts held in the Collection Account if such distribution would cause the balance in the Collection Account to be less than $150 million (including interest earned thereon, net of amounts in respect of applicable income taxes) (the "Retained TRA Amount") until such time as there is a settlement, expiration of the applicable statute of limitations, or final determination (as defined in Section 1313(a) of the Code) with respect to the last audit, examination or contest in respect of Seagate income taxes relating to the taxable period beginning July 1, 2000 and ending on the Closing Date (as defined herein) and any carryback arising in such taxable period and the taxable period beginning July 1, 1999 and ending June 30, 2000, provided, however, upon a settlement or a final determination (as defined in Section 1313(a) of the Code) with respect Seagate's Federal income taxes for the taxable period in which the Closing occurs and the taxable years to which any attribute arising in the taxable year in which the Closing occurs is carried back and the taxable period beginning July 1, 1999 and ending June 30, 2000, the remaining amount held in the Collection Account, less $25 million, shall be distributed immediately to the holders of the TRA Rights.

          (ii) The Retained TRA Amount shall be paid (x) first to the extent the Collection Account does not contain amounts in excess of the Retained TRA Amount, to pay third-party expenses associated with the administration of the TRA Right and to pay amounts in respect of Taxes imposed on income earned on the assets held in the Collection Account pursuant to Section 5.15(b)(ii)(y) and (iii) above, (y) second to Veritas for application in respect of Seagate income taxes (including interest and penalties, if any) relating to (A) the taxable period (or that portion of a taxable period) beginning July 1, 2000 and ending on or before the Closing Date (as defined herein) and any carryback arising in such taxable period or (B) the taxable period beginning on July 1, 1999 and ending on or before June 30, 2000 but solely with respect to Seagate income taxes attributable to the Canadian Reorganization as defined in the Stock Purchase Agreement; and (z) then third, the remainder (less the Administrators' fee as described in Section 5.15(b)(ii)(x) above) thereof, to the holders of the TRA Rights, pursuant to Section 5.15(e)(i) hereof.

          (f) Conduct of Audits and Other Procedural Matters. The Administrators shall have the right to control any audit, examination or contest with respect to any claim for refund, credit or amended return that would give rise to a TRA Amount, except if such audit, examination or contest may give rise to an indemnification obligation by Purchaser under the Indemnification Agreement, in which case the provisions of Section 6(d)(i) of the Indemnification Agreement shall control. Purchaser will consider in good faith any comments or recommendations of the Administrators with respect thereto. Veritas and Purchaser, as the case may be, shall promptly forward to the Administrators all written notifications and other written communications, including if available the original envelope showing any postmark from any taxing authority received by Veritas or its Affiliates relating to the TRA Amount.

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          (g) Assistance and Cooperation. After the Effective Time, Veritas
     shall (and shall cause its respective Affiliates to):

             (i) Use reasonable efforts to include in any Tax Returns filed by Veritas or its Affiliates applicable claims for refunds or credits in respect of the TRA Amount proposed by the Administrators subject to any applicable requirements of Section 6(c)(i) of the Indemnification Agreement;

             (ii) Cooperate fully in preparing for any audits of, or disputes with taxing authorities regarding the TRA Amount;

             (iii) Make available to the Administrators and to any taxing authority as reasonably requested all information, records, and documents relating to Taxes of Veritas, Seagate or any of their respective subsidiaries;

             (iv) Provide timely notice to the Administrators in writing of any pending or threatened Tax audits or assessments relating to refunds or credits included or potentially includable in the TRA Amount; and

             (v) Furnish the Administrators with copies of all correspondence received from any taxing authority in connection with any Tax audit which may affect refunds or credits included or potentially includable in the TRA Amount.

          (h) Exculpation. In performing any duties under this Agreement, the Administrator shall not be liable to any party for damages, losses, or expenses, except to the extent resulting from the gross negligence or willful misconduct on the part of the Administrator. The Administrator shall not incur any such liability for (A) any act or failure to act made or omitted in good faith, or (B) any action taken or omitted in reliance upon any instrument, including any written statement or affidavit provided for in this Agreement that the Administrator shall in good faith believe to be genuine, nor will the Administrator be liable or responsible for forgeries, fraud, impersonations, or determining the scope of any representative authority. In addition, the Administrator may consult with legal counsel in connection with performing the Administrator's duties under this Agreement and shall be fully protected in any act taken, suffered, or permitted by him/her in good faith in accordance with the advice of counsel. The Administrator is not responsible for determining and verifying the authority of any person acting or purporting to act on behalf of any party to this Agreement.

          (i) Dragon Shares. Any Dragon Shares being held in escrow at the Effective Time shall, following release from escrow and delivery to Veritas, and subject to applicable legal and contractual restrictions, be transferred to the Administrator. Following receipt thereof, the Administrator shall use reasonable efforts to distribute these shares to holders of TRA Rights and/or sell such shares as promptly as practicable, in each case, in accordance with any applicable legal and contractual restrictions, and, following any such sale, shall deposit the net proceeds thereof into the Collection Account and distribute the same in accordance with paragraph (e) of this Section 5.15."

     7. Litigation Holdback Amount. A new Section 5.16 is hereby added to the Merger Agreement as follows:

        "5.16 Litigation Holdback Amount. Promptly following the satisfaction of all of the conditions described in paragraph (8) of the Settlement Documents, Veritas shall make available to the Exchange Agent for payment to each holder of record of Seagate Common Stock at the Effective Time such holder's pro rata portion of the Litigation

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Holdback Amount plus interest thereon computed as described in such paragraph
(8) of the Settlement Documents.

     8. Consent. Suez hereby consents to the amendments to the Merger Agreement set forth in this Article II for all purposes of and under the Stock Purchase Agreement, and hereby further agrees to be bound by the terms of Sections 1.11(a)(xxxiv) (definition of "Reserve Amount") and Sections 5.15(e) and (f) of the Merger Agreement, each as amended hereby.

                                   ARTICLE III

                     AMENDMENT TO INDEMNIFICATION AGREEMENT

     Capitalized terms used in this Article III and not otherwise defined shall have the respective meanings assigned thereto in the Indemnification Agreement.

     1. Section 6(b) of the Indemnification Agreement is hereby amended to add at the end of the first sentence in the third paragraph thereof the following:
"provided, however, that to the extent that any payment of a Loss made in respect of an assumed contingent liability relating to Taxes of Seagate does not exceed the amount of contingent liability for Taxes that was included in the amount realized in respect of the Stock Purchase, such payment shall (unless otherwise determined by the relevant tax authority) instead be treated as a payment of the amount realized, and not as an adjustment to such Purchase Price.

     2. Section 6(c)(ii) of the Indemnification Agreement is hereby amended by redesignating paragraph (ii) as paragraph (iii) and adding a new paragraph (ii) as follows:

        "(ii) A copy of a draft of all Tax Returns relating to Seagate and the Retained Subsidiaries which are to be filed after the Stock Purchase Date, but which relate to a Pre-Purchase Tax Period or its Straddle Period, including the federal consolidated income Tax Return of the affiliated group of which Seagate is the common parent for the period ending with the Merger, shall be furnished to the Administrators (as defined in the Merger Agreement) at least 30 days prior to the due date for each such Tax Return for review and comment. SAC will consider in good faith any comments of the Administrators with respect to each such Tax Return."

                                   ARTICLE IV

                               GENERAL PROVISIONS

     1. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other party hereto, it being understood that each party hereto need not sign the same counterpart.

     2. Except as expressly modified by this Agreement, all of the representations, warranties, terms, covenants, conditions and other provisions of the Merger Agreement and Stock Purchase Agreement shall remain in full force and effect in accordance with their respective terms.

     3. Nothing in this Agreement shall be deemed to or construed as in any way making (i) Suez a party to the Merger Agreement or (ii) Veritas a party to the Stock Purchase Agreement.

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     4. Promptly, and in any event within ten (10) calendar days following such time (if any) as the conditions satisfied in paragraph (8) of the Settlement Documents have become incapable of being satisfied (as determined by Veritas, in its reasonable judgement), the Litigation Holdback Amount, together with interest thereon computed as provided in Section 5.16 of the Merger Agreement, shall be paid by Veritas to Suez.

                  [Remainder of Page Intentionally Left Blank]

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     IN WITNESS WHEREOF, the undersigned have caused this Amendment to be executed by their duly authorized respective officers, as of the date first above written.

                                          VERITAS SOFTWARE CORPORATION

                                          By: /s/ Jay A. Jones
                                              ----------------------------------
                                              Name: Jay A. Jones
                                              Title:

                                          VICTORY MERGER SUB, INC.

                                          By: /s/ Jay A. Jones
                                              ----------------------------------
                                              Name: Jay A. Jones
                                              Title:

                                          SEAGATE TECHNOLOGY, INC.

                                          By: /s/ William L. Hudson
                                              ----------------------------------
                                              Name: William L. Hudson
                                              Title:

                                          SUEZ ACQUISITION COMPANY (CAYMAN)
                                          LIMITED

                                          By: /s/ David Roux
                                              ----------------------------------
                                              Name: David Roux
                                              Title:

                                          SEAGATE SOFTWARE HOLDINGS, INC.

                                          By: /s/ Stephen J. Luczo
                                              ----------------------------------
                                              Name: Stephen J. Luczo
                                              Title: